SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 24, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F-☐      Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 24, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

August 24, 2011
Ivanhoe Mines to receive US$536 (C$529) million
from Rio Tinto’s exercise of subscription right
Rio Tinto raises stake in Ivanhoe Mines to 48.5%
LONDON, ENGLAND — Ivanhoe Mines’ Chief Executive Officer Robert Friedland confirmed today that Rio Tinto has exercised its subscription right to acquire an additional 27,896,570 common shares of Ivanhoe Mines.
The acquisition will generate total proceeds of C$529,476,898 for Ivanhoe Mines and raise Rio Tinto’s interest in Ivanhoe Mines from 46.5% to 48.5%. The price paid per share was C$18.98, the five-day volume weighted average share price on the Toronto Stock Exchange. The subscription right exercise was made in accordance with terms of the December 2010 Heads of Agreement between Ivanhoe Mines and Rio Tinto.
With the receipt of the proceeds from the subscription right, Ivanhoe Mines’ cash position, on a consolidated basis, will total approximately US$1.7 billion.
Rio Tinto’s maximum permitted level of ownership in Ivanhoe Mines, attainable only through open-market purchases of common shares, is capped at 49% until the current standstill limitation expires on January 18, 2012.
Rio Tinto said in a news release today announcing its move that the subscription for new shares “reinforces Rio Tinto’s commitment to the Oyu Tolgoi Project, which is a natural fit with its strategy of focusing on cost-competitive, long-life assets with significant growth potential.”
Ivanhoe Mines owns 66% of the Oyu Tolgoi copper-gold-silver project now under full-scale construction in southern Mongolia and expected to begin initial production in 2012; the Government of Mongolia owns the remaining 34%.
Rio Tinto’s combined investment in Ivanhoe Mines since October 2006 will amount to more than US$4 billion through the purchase of shares, the exercise of warrants and a converted debt facility.
About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts
Investors: Bill Trenaman 1 604 688 5755
Media: Bob Williamson 1 604 331 9830
Forward-looking statements
This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the development and expected start of initial production at the Oyu Tolgoi Project. When used in this document, the words such as “expected,” “intend,” “plan,” “advance” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.

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